December 9, 2019

Eric Brodersen
President and Chief Operating Officer
Impinj, Inc.
400 Fairview Avenue North
Suite 1200
Seattle, Washington 98109

       Re: Impinj, Inc.
           Form 10-K for the Fiscal Year Ended December 31, 2018
           Filed February 28, 2019
           File No. 001-37824

Dear Mr. Brodersen:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2018

Item 7 Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations, page 48

1. We note that the main factors impacting your revenue in 2018 and 2017 were customer demand and average selling price. Please quantify by each factor that influences the variance of the revenue in annual periods and interim periods of future filings. For example, quantify by volume, price, and other factors for the variance of revenue. Also, in this regard, we note a discussion of gross profit but did not observe a separate discussion of the cost of revenue. Given the significance of such costs to your results of operations for each period presented, please revise and expand your MD&A of future filings to separately quantify and discuss factors responsible for changes in the company's cost of revenue. Refer to Item 303 of Regulation S-K.
 Eric Brodersen
Impinj, Inc.
December 9, 2019
Page 2


2. We also note from page 73 that you reserved for $3.2 million related to a product exchange that you completed in the first quarter of 2018. Please explain to us in greater detail the facts and circumstance behind this adjustment.
Non-GAAP Financial Measures, page 52

3. We note that your key non-GAAP liquidity and performance measures include adjusted
         EBITDA and non-GAAP net income (loss). Please clarify to us whether these two measures are non-GAAP liquidity measures or non-GAAP performance measures.
4. In regards to your non-GAAP liquidity measures, explain to us how you considered the guidance under Question 102.06 of Non-GAAP Financial Measures
Compliance
         & Disclosure Interpretations (CD&I).
5.       We note that you define non-GAAP net income (loss) as net income
(loss) determined in
         accordance with GAAP, excluding the effects of amortization of debt issuance costs and write-off of unamortized debt issuance costs among others. Debt issuance costs and the write-offs related to those costs appear to be cash operating expenses necessary to operate your company's business. Please refer to Question 100.01 of Non-GAAP Financial
         Measures CD&I, and explain to us why the exclusion of those items is appropriate.
Notes to the Financial Statements
Note 6 Income Taxes, page 80

6. Please tell us why you do not disclose the components of income (loss) before income tax expense (benefit) as either domestic or foreign. Refer to Rule 4-08(j)(1) of Regulation S-
         X.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Andi Carpenter at 202-551-3645 or John Cash at 202-551-3768 with any questions.



FirstName LastNameEric Brodersen                               Sincerely,
Comapany NameImpinj, Inc.
                                                               Division of
Corporation Finance
December 9, 2019 Page 2                                        Office of
Manufacturing
FirstName LastName